UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61525 / February 17, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13762

In the Matter of
 	
PCC Group, Inc.,
Play Co. Toys & Entertainment Corp.,
Point West Capital Corp.,
Power Spectra, Inc.,
Preference Technologies, Inc.,
Preferred Financial Resources, Inc.
  (n/k/a Copper Financial Resources, Inc.),
Pro-Market Global plc,
Progenitor, Inc.,
PSA, Inc.
  (n/k/a Shearson American REIT, Inc.), and
Purchasesoft, Inc.,
 	
      Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO PURCHASESOFT, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by PurchaseSoft, Inc. ("PurchaseSoft" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on January 26, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to PurchaseSoft, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   PurchaseSoft (CIK No. 727063) is a Delaware corporation located in Irvine, California with a class of securities registered with the Commission under Exchange Act Section 12. As of January 21, 2010, the common stock of PurchaseSoft (symbol "PSFX") was traded on the over-the-counter markets.

      2.   PurchaseSoft has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended February 28, 2007.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                               Elizabeth M. Murphy
                                             Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.